                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   786444109

--------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JACK R. ANDERSON
--------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)      [ ]
                                                                                (b)      [X]
--------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  [ ]
     2(e)

--------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------------------
  NUMBER OF               7     SOLE VOTING POWER
   SHARES                       2,683,000
 BENEFICIALLY             ------------------------------------------------------------------
   OWNED BY               8     SHARED VOTING POWER
    EACH                        100,000
  REPORTING               ------------------------------------------------------------------
   PERSON                 9     SOLE DISPOSITIVE POWER
    WITH:                       2,683,000
                          ------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                100,000
--------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,783,000
--------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [X]

--------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.0%
--------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $.01 par value.

     SafeGuard Health Enterprises, Inc.
     95 Enterprise
     Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is filed by Jack R. Anderson. On March 1, 2000, SafeGuard Health Enterprises, Inc. (the "Issuer") entered into a Term Sheet Agreement, dated March 1, 2000 (the "Agreement') with CAI Partners & Company II, Limited Partnership ("Partners"), CAI Capital Partners & Company II, Limited Partnership ("Capital Partners"), Jack R. Anderson ("Mr. Anderson"), Silicon Valley Bank ("Bank"), John Hancock Mutual Life Insurance Company and the other holders of the 7.91% Senior Notes of the Issuer due September 30, 2005 (collectively, "Hancock"), and Steven J. Baileys, D.D.S. ("Baileys") (Partners, Capital Partners, CAI Capital Partners & Company II-C, Limited Partnership, an affiliate of Partners and Capital Partners which has acquired certain rights of Partners and Capital Partners under the Agreement by an assignment ("CP II-C"), Mr. Anderson and Baileys being collectively referred to herein as the "Investors") relating to the lending of funds by the Investors to the Issuer and the subsequent conversion of such loans and other loans to the Company into Convertible Preferred Stock and Convertible Notes of the Issuer. This amendment is filed because of the voting securities of the Issuer that Mr. Anderson has a right to acquire pursuant to the Agreement as set forth below in this report.

         (a)      Name of Reporting Person -- Jack R. Anderson

         (b)      Business Address --
                  16475 Dallas Parkway, Suite 735
                  Addison, Texas 77001

         (c)      Principal occupation --
                  Private investor

         (d)      Criminal Convictions -- none

         (e)      Injunctions with respect to federal or state securities laws
                  -- none

         (f)      Citizenship -- U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because of the execution of the Agreement described in Item 2 above and covers shares of Common Stock of the Issuer issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Agreement by Mr. Anderson. The shares of Common Stock reflected on this amendment as beneficially owned by Jack R. Anderson were acquired with personal funds.



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

ITEM 4. PURPOSE OF TRANSACTION.

         On March 1, 2000, Partners, Capital Partners, Mr. Anderson, Bank, Hancock and Baileys entered into a Term Sheet Agreement dated March 1, 2000 (the "Agreement"), with SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Issuer").

         The purpose of the transaction is an investment by and refinancing of the debt of the Issuer owed to Partners, Capital Partners, CP II-C, Mr. Anderson, Baileys, Bank and Hancock. As a result of the consummation of the transactions contemplated by the Agreement, Partners, Capital Partners, CP II-C, Mr. Anderson and Baileys loaned the Issuer a collective $8,000,000 (the "Investor Senior Loan") on March 1, 2000, as evidenced by five separate promissory notes dated March 1, 2000. CP II-C received its rights under the Agreement and is participating in the Investor Senior Loan as a result of an assignment from Partners and Capital Partners of a portion of their rights under the Agreement. Upon the satisfaction of all conditions precedent in the Agreement, the Investor Senior Loan shall convert into a collective $6.4 million of Convertible Series A Preferred Stock (64,000 shares at $100 per share) and $1.6 million of Series A Convertible Notes. The Series A Convertible Notes will automatically convert into 16,000 shares of Series A Preferred Stock ($100 per share) upon the approval by the stockholders of the Issuer of an amendment to its certificate of incorporation increasing the number of authorized shares of the Issuer's Common Stock sufficient for the issuance of the Common Stock upon the conversion of the shares of the Series A Preferred Stock and the Series B, C and D Preferred Stock issuable upon the automatic conversion of the Series A Convertible Notes and the Series B, C and D Convertible Notes. The Series A Preferred Stock will be convertible into 8,000,000 (assuming full conversion of the Series A Convertible Notes into Series A Preferred Stock) shares of Common Stock of the Issuer at a conversion price of $1.00 per share. The Series A Preferred Stock will be convertible upon its issuance.

         The Issuer currently has outstanding indebtedness owed to Hancock and to Bank. As a result of the consummation of the transactions contemplated by the Agreement and after the satisfaction of all conditions precedent to the Agreement, Hancock will receive $3.2 million of Series B Preferred Stock (32,000 shares at $100 per share) and $800,000 of Series B Convertible Notes of the Issuer and $8.8 million of Series D Preferred Stock (88,000 shares at $100 per share) and $2.2 million of Series D Convertible Notes of the Issuer. As a result of the consummation of the transactions contemplated by the Agreement, Bank will receive $3.2 million in Series B Preferred Stock (32,000 shares at $100 per share) and $800,000 of Series B Convertible Notes of the Issuer and $2.4 million of Series C Preferred Stock (24,000 shares at $100 per share) and $600,000 of Series C Convertible Notes of the Issuer. The consideration paid by Hancock and Bank for such preferred stock and convertible notes is the cancellation of all indebtedness owed by the Issuer to Hancock and Bank.

         The Series B, C and D Convertible Notes will automatically convert into Series B, C and D Preferred Stock respectively (at $100 per share) upon the approval by the Issuer's shareholders of the amendment to the certificate of incorporation of the Issuer described above. The Series B, C and D Preferred Stock will be convertible into a collective 22,000,000 shares of Common Stock of the Issuer at a conversion price of $1.00 per share. The Series B, C and D Preferred Stock will be convertible upon its issuance.

         In addition, Bank and Hancock agreed to not demand or accept any payment principal or interest or accelerate or take any enforcement action with respect to the Bank loan and Hancock notes until April 30, 2001, and agreed to subordinate the Bank Loan and Hancock Notes to the $8 million Investor Senior Loan.

         The holders of Series A Preferred Stock (Partners, Capital Partners, CP II-C, Mr. Anderson and Baileys) voting as a single class will have the right to elect four out of the seven directors of the Issuer's board. The holders of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock voting together as a single class will have the right to elect one director on the board of directors of the Issuer. The holders of Common Stock of the Issuer will have the right to elect the remaining two directors on the board of directors of the Issuer.

         In the event that Partners, Capital Partners, CP II-C and Mr. Anderson at any time sell 50% or more of their respective Investor Senior Loan or their respective Series A Preferred Stock and Series A Convertible Notes, then, with respect to the election of directors, the Series A, B, C and D Preferred Stock will be entitled to vote together as a single class to elect five directors to the board of directors of the Issuer.

         (a) Mr. Anderson does not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) Mr. Anderson does not have any plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) Mr. Anderson does not have any plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of six members. Pursuant to the Agreement, at the closing, the board of directors of the Issuer is to consist of seven members, of which four will be individuals designated by the owners of the Investor Senior Loan, the Series A Preferred Stock and Series A Convertible Notes, as applicable. In addition, Mr. Anderson is currently on the Board of Directors of the Issuer.

         (e) Mr. Anderson has no plans or proposals to make any material change in the present capitalization of the Issuer or dividend policy of the Issuer.

         (f) Mr. Anderson does not have any plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) Mr. Anderson does not have any plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) Mr. Anderson does not have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Mr. Anderson does not have any plans or proposals to cause any class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) Mr. Anderson does not have any plans or proposals to take any action similar to any of the items discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This amendment covers shares of Common Stock of the Issuer issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Agreement by Mr. Anderson.

         As of October 19, 1999, the Issuer had 4,747,498 shares of common stock outstanding. In the transactions contemplated by the Agreement, assuming full conversion of the Investor Senior Loan and Series A, B, and D Convertible Notes, the Series A, B, C and D Preferred Stock to be issued will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, after the purchase transaction and assuming the conversion of all such preferred stock to be issued in the purchase transaction, there will be 34,747,498 shares of Common Stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of October 19, 1999).

         Mr. Anderson currently beneficially owns 283,000 shares of common stock of the Issuer of which (a) 183,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership but which are reflected in this report as beneficially owned with shared voting and dispositive power. The 283,000 shares shown as currently beneficially owned by Mr. Anderson represent approximately 5.96% of the currently issued and outstanding shares of common stock of the Issuer.

         After the consummation of the transactions contemplated by the Agreement and assuming full conversion of all loans, preferred stock and notes, Mr. Anderson will own an additional 2,500,000 shares of Common Stock of the Issuer. These 2,500,000 shares, along with the 283,000 shares already beneficially owned by Mr. Anderson, would aggregate to 2,783,000 shares of Common Stock, which would represent approximately 8.0% of the shares of Common Stock of the Issuer outstanding after full conversion of all the loans, preferred stock and notes described in the Agreement.

         Mr. Anderson has not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, except for a Shareholders' Agreement to be executed by the Investors, Bank, Hancock and the Issuer upon consummation of the transactions contemplated by the Agreement. The Shareholders' Agreement relates to a voting agreement consistent with the terms of the Agreement and certain drag-along rights for Partners, Capital Partners, CP II-C and Mr. Anderson.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed as an exhibit to this report:

1. Term Sheet Agreement dated March 1, 2000, by and among the Issuer, the Investors, Bank and Hancock.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     March 29, 2000                      /s/ Jack R. Anderson
                                             -------------------------
                                             Signature


                                             Jack R. Anderson
                                             -------------------------
                                             Name/Title




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                                 EXHIBIT INDEX

EXHIBIT
  NO.    DESCRIPTION
-------  -----------
1        Term Sheet Agreement dated March 1, 2000, by and among the Issuer, the
         Investors, Bank and Hancock.